UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33775

NANOSPHERE, INC.

(Exact name of registrant as specified in its charter)

4088 Commercial Avenue

Northbrook, Illinois

(847) 400-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1*

* On May 15, 2016, the Company, Luminex Corporation, a Delaware corporation (“Luminex”), and Commodore Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Luminex (“Purchaser”), entered into an Agreement and Plan of Merger (the “Agreement”). The Agreement contemplated that Purchaser would be merged with and into the Company (the “Merger”) and that the Company would survive the Merger as a wholly owned subsidiary of Luminex. The Merger became effective on June 30, 2016 (the “Effective Date”) as a result of filing a Certificate of Merger with the Secretary of State of the State of Delaware.

Pursuant to the requirements of the Securities Exchange Act of 1934, Nanosphere, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 19, 2016	Nanosphere, Inc.

	By:	/s/ Richard W. Rew, II
	Name:	Richard W. Rew, II
	Title:	Vice President and Corporate Secretary